Exhibit 99.1

NEWS RELEASE
Trading Symbol: TSX / NYSE American: SVM

SILVERCORP INTERSECTS 0.92 METRES GRADING 6,455 G/T SILVER, 10 G/T GOLD AND 5.28% LEAD AT THE LME MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – November 3, 2020 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report results from its exploration program at the LME mine, Ying Mining District, Henan Province, China. Extensive exploration drilling and tunneling are ongoing at the LME mine, and all other mines at the Ying Mining District.

The exploration program from October 1, 2019 to September 30, 2020 at the LME mine has targeted the down dip and along-strike extensions of known mineralized vein structures in the production areas. So far, 13,515 metres (“m”) from a total of 53 diamond drill holes, including 47 underground holes and six surface holes, have been completed. Assay results for 32 holes have been received with 21 holes intercepting mineralization.

Most of the infill underground drills were focused on high grade drill intercepts from previous drill programs where mining access tunnels were developed but the mineralization was not mined. This drilling program intersected many higher grade silver-lead ore zones, including veins LM5, LM5E, LM5E1, LM5E2, LM5W, and LM6. Some new vein structures, including LM2E, LM5Ea and LM5Ea1, were discovered in this production area. Most of the higher grade silver-lead zones can be mined using existing access and development tunnels, which is expected to substantially reduce tunnel development costs at the LME mine going forward. Eight rigs have been drilling at the LME mine since July 2020 to continue identifying these types of easily accessible zones.

Low Angle Gold Structures

The step-out drilling also targeted the LM4E2 structure which is dipping at a 10-35 degree angle, along a northeast strike of 60 degrees. The LM4E2 vein contains gold mineralization characterized by quartz-pyrite banding and K-feldspar-silicification alteration. Sporadic drill intercepts from over 20 holes have defined a mineralized area of >1,500m in length and >800m down dip. Holes ZKLDB2101, ZKL6713, ZKL58T1703 and ZKL5305_1 intersected intervals of 3.31m, 4.21m, 0.99m, and 1.10m of vein - LM4E2 with gold grades of 4.57 g/t, 4.53 g/t, 4.94 g/t and 3.31 g/t, respectively. Locally, LM4E2 is over-printed by late stage sub-vertical silver-lead veins such as LM5 and LM6, as a result, hole ZKL53S04_1 intercepted 6.08m of LM4E2 grading 375 g/t Ag and 1.61% lead, with only 0.09 g/t Au. Further drilling is ongoing to test the continuity of vein LM4E2.

Hole ZKL6713 discovered another low angle dipping gold structure - LM66W. It returned a 4.51m intercept (3.11m true thickness) grading 4.53 g/t Au without other metals present. LM66W is believed to be another low angle dipping gold structure located approximately 100m below the LM4E2 structure.

Additionally, the Company continues to test for new vein structures in previously less explored areas. The step-out drilling in the southeast part of the LME mine discovered new veins, including LM61, LM62, LM66, LM66E, and LM66E3.

Highlights of selected drill hole intersections:

  Hole ZKL53S04_4 intersected two major veins:

    A 2.46m interval (2.02m true width) of vein LM6 grading 1,328 grams per tonne (“g/t”) silver (“Ag”), 0.76% lead (“Pb”), 0.64% zinc (“Zn”), 0.12 g/t gold (“Au”), and 0.11% copper (“Cu”), which includes a 0.45m interval (0.37m true width) grading 7,131 g/t Ag, 3.35% Pb, 3.23% Zn, 0.42 g/t Au, and 0.55% Cu; and

    A 0.75m interval (0.71m true width) of vein LM5E1 grading 495 g/t Ag, 3.88% Pb, 0.48% Zn, 0.19 g/t Au and 0.10% Cu.

  Hole ZKL5202SC intersected a 0.92m interval (0.91m true width) of vein LM5 grading 6,455 g/t Ag, 5.28% Pb, 1.19% Zn, 10.00 g/t Au and 0.29% Cu.

  Hole ZKL51A21_1 intersected a 2.30m interval (2.04m true width) of vein LM5E1 grading 535 g/t Ag, 2.76% Pb, 0.55% Zn and 0.32% Cu, which includes a 1.05m interval (0.93m true width) grading 1,004 g/t Ag, 5.75% Pb, 1.08% Zn and 0.65% Cu.

  Hole ZKL53S04_1 intersected two major intersections:

    A 0.56m interval (0.53m true width) of vein LM6E grading 692 g/t Ag, 0.11% Pb and 0.09% Zn; and

    A 6.08m interval (5.72m true width) of vein LM4E2 grading 375 g/t Ag, 1.61% Pb, 0.55% Zn and 0.09 g/t Au, which includes a 1.22m interval (1.15m true width) grading 1,019 g/t Ag, 1.01% Pb, 0.82% Zn, and 0.26 g/t Au.

  Hole ZKL53S04_2 intersected a 0.87m interval (0.85m true width) of vein LM4E grading 1,643 g/t Ag, 3,19% Pb, 0.25% Zn, and 0.52% Cu.

In addition to drilling, a total of 4,180m of exploration tunnels have been developed at the LME mine during the period. This exploration tunnelling (comprising drifting, cross-cutting and raising) was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources and test for new parallel and splay structures, and are summarized in the following table:

	Total	Channel	Drift	Total Mineralization [1] Exposed by Drifts
Major Target Veins	Tunneling	Samples	Included	Length	Average True	Ag	Pb	Zn	Au	Cu
	(m)	Collected	(m)	(m)	Width (m)	(g/t)	(%)	(%)	(g/t)	(%)
LM2, LM4, LM4W, LM5, LM5E, LM5E1, LM5W, LM6, LM6W, LM18, LM18E1, LM60	4,180	2,020	1,923	844	0.68	392	1.85	0.50	0.12	0.04

[1]	Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 120 g/t at the LME mine. (Formula used for AgEq calculation: AgEq = Ag g/t + 34.17 * (Pb% + Cu%) + 11.92 * Zn% + 79.31 * Au g/t)

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel PD900-LM5E-500-2_Stope_Ext exposed mineralization 30m long and 0.98m wide (true width) grading 867 g/t Ag, 2.69% Pb, 1.07% Zn and 0.26% Cu within vein structure LM5E;

  Drift Tunnel PD900-LM6E2-500-56NYM exposed mineralization 40m long and 0.45m wide (true width) grading 949 g/t Ag, 1.74% Pb, 0.82% Zn, 0.18 g/t Au and 0.18% Cu within vein structure LM6E;

  Drift Tunnel PD900-LM5-510-54Nlink exposed mineralization 23m long and 0.83m wide (true width) grading 761 g/t Ag, 3.72% Pb, and 0.83% Zn within vein structure LM5;

  Drift Tunnel PD900-LM5-450-51SYM exposed mineralization 25m long and 0.77m wide (true width) grading 700 g/t Ag, 1.89% Pb, and 0.81% Zn within vein structure LM5.

Table 1: Selected results from the drill programs at the LME mine

Hole ID	From (m)	To (m)	Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Veins
ZKL5001SC	14.39	15.03	0.64	0.62	616	2.26	0.39	0.05	0.16	LM5W
ZKL5001SC	22.27	23.18	0.91	0.88	801	3.41	0.38	0.28	0.18	LM5
ZKL5001SC	76.96	78.31	1.35	1.30	150	0.30	0.09	0.10	0.04	LM5E2
including	76.96	77.39	0.43	0.42	396	0.84	0.15	0.20	0.08	LM5E2
ZKL5103_8	16.33	18.21	1.88	1.14	157	0.36	0.13	0.06	0.03	LM5
including	17.89	18.21	0.32	0.19	770	1.28	0.17	0.03	0.09	LM5
ZKL5103_8	77.88	82.28	4.40	2.65	248	0.39	0.40	0.07	0.06	LM5E
including	80.30	82.28	1.98	1.19	527	0.43	0.45	0.09	0.11	LM5E
ZKL5103_9	56.78	58.13	1.35	1.16	225	7.96	0.99	0.32	0.01	LM5E1
including	57.79	58.13	0.34	0.29	808	31.16	3.39	1.11	0.03	LM5E1
ZKL5103_9	65.18	65.63	0.45	0.39	336	2.32	0.18	0.14	0.02	LM5Ea [1]
ZKL5103_10	55.63	56.44	0.81	0.70	264	0.47	0.41	0.02	0.02	LM5E1
ZKL5103_10	63.71	64.20	0.49	0.42	129	1.66	0.67	0.24	0.03	LM5Ea1 [1]
ZKL51A21_1	20.08	22.54	2.46	2.19	279	0.43	0.29	0.12	0.08	LM5
including	20.08	21.35	1.27	1.13	423	0.50	0.38	0.16	0.13	LM5
ZKL51A21_1	39.90	42.20	2.30	2.04	535	2.76	0.55	0.05	0.32	LM5E1
including	41.15	42.20	1.05	0.93	1,004	5.75	1.08	0.05	0.65	LM5E1
ZKL5202SC	21.50	22.42	0.92	0.91	6,455	5.28	1.19	10.00	0.29	LM5
ZKL5202SC	52.83	55.55	2.72	2.68	216	0.45	0.05	0.02	0.05	LM5E
ZKL5202SC	63.30	64.24	0.94	0.92	345	1.30	0.10	0.05	0.04	LM5Ea
ZKL5305_1	139.11	140.30	1.19	0.84	239	1.26	0.42	0.03	0.03	LM6
ZKL5305_1	147.73	148.83	1.10	0.78	84	1.83	0.84	3.31	0.02	LM4E2
ZKL5305_1	205.23	207.57	2.34	1.52	362	4.67	1.08	0.08	0.04	LM5
including	205.23	206.14	0.91	0.59	884	11.83	2.70	0.18	0.11	LM5
ZKL53S04_1	104.44	105.00	0.56	0.53	692	0.11	0.09	0.05	0.02	LM6E
ZKL53S04_1	167.23	173.31	6.08	5.72	375	1.61	0.55	0.09	0.02	LM4E2
including	172.09	173.31	1.22	1.15	1,019	1.01	0.82	0.26	0.03	LM4E2
ZKL53S04_2	75.22	76.09	0.87	0.85	1,643	3.19	0.25	0.03	0.52	LM4E
ZKL53S04_4	111.00	113.46	2.46	2.02	1,328	0.76	0.64	0.12	0.11	LM6
including	111.00	111.45	0.45	0.37	7,131	3.35	3.23	0.42	0.55	LM6
ZKL53S04_4	235.92	236.67	0.75	0.71	495	3.88	0.48	0.19	0.10	LM5E1
ZKL58T1703	231.09	232.32	0.81	0.79	198	4.90	0.85	0.19	0.02	T17E
ZKL58T1703	363.71	364.70	0.99	0.64	43	0.50	0.71	4.94	0.01	LM4E2
ZKL6713	347.95	352.16	4.21	3.11	1	0.01	0.01	4.53	0.07	LM66W [1]
including	349.33	350.78	1.45	1.07	1	0.01	0.01	9.80	0.09	LM66W
ZKL7114	612.06	615.28	3.22	2.71	84	1.27	0.52	0.05	0.01	LM66E [1]
including	614.87	615.28	0.41	0.35	416	2.91	1.49	0.05	0.02	LM66E
ZKLDB2101	158.70	162.01	3.31	2.99	30	1.15	0.02	4.57	0.01	LM4E2
including	160.32	162.01	1.69	1.53	14	0.03	0.02	8.40	0.01	LM4E2

[1] Veins discovered between October 1, 2019 and September 30, 2020

Table 2: Selected mineralized zones exposed by drift tunnelling at the LME mine

	Target	Ore Length	True Width	Ag	Pb	Zn	Au	Cu
Tunnel ID	Veins	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)
PD838-LM2-730-3NYM	LM2	30.00	0.35	237	3.47	0.63	0.00	0.00
PD838-LM2-730-3SYM	LM2	10.00	0.47	237	4.07	0.76	0.00	0.00
PD900-LM4-500-61SYM	LM4	30.00	0.36	81	0.97	0.23	0.02	0.02
PD900-LM5-450-51SYM	LM5	25.00	0.77	700	1.89	0.81	0.00	0.00
PD900-LM5-450-51NYM	LM5	100.00	0.63	511	1.17	0.40	1.33	0.03
PD900-LM5-510-54Slink	LM5	12.00	0.51	88	1.09	0.19	0.00	0.00
PD900-LM5-510-54Nlink	LM5	23.00	0.83	761	3.72	0.83	0.00	0.02
PD900-LM5-650-70NYM	LM5	20.00	0.72	139	2.03	0.95	0.00	0.00
PD900-LM5E-450-51NYM	LM5E	45.00	0.78	234	3.11	0.95	0.00	0.00
PD900-LM5E-500-2_Stope_Ext	LM5E	30.00	0.98	867	2.69	1.07	0.06	0.26
PD900-LM5E-600-68_Stope_Ext	LM5E	10.00	0.74	458	1.90	1.21	0.02	0.10
PD900-LM5E1-450-51NYM	LM5E1	25.00	0.49	168	3.01	0.20	0.00	0.00
PD900-LM5E1-450-51SYM	LM5E1	30.00	0.35	108	3.79	0.39	0.00	0.00
PD900-LM5W-550-68NYM	LM5W	35.00	0.37	266	1.22	0.35	0.00	0.00
PD900-LM5W-650-67SYM	LM5W	90.00	0.66	454	1.04	0.29	0.00	0.00
PD900-LM6-600-69NYM	LM6	10.00	0.99	164	0.47	0.29	1.15	0.05
PD900-LM6-650-69NYM	LM6	20.00	1.21	460	1.41	0.32	0.02	0.07
PD900-LM6-650-69SYM	LM6	50.00	1.03	325	0.98	0.22	0.02	0.04
PD900-LM6-700-68NYM	LM6	40.00	1.09	352	1.04	0.17	0.00	0.00
PD900-LM6W-600-70NYM	LM6	10.00	0.98	405	1.61	0.27	0.02	0.05
PD900-LM6E2-500-56NYM	LM6E	40.00	0.45	949	1.74	0.82	0.18	0.18
PD900-LM18-930-56NYM	LM18	10.00	0.58	707	2.29	0.23	0.02	0.10
PD900-LM18-930-56SYM	LM18	25.00	0.58	264	3.87	0.60	0.02	0.04
PD900-LM18E1-915-52NYM	LM18E1	65.00	0.40	366	1.46	0.90	0.00	0.00
PD900-LM18E1-915-56SYM	LM18E1	25.00	1.14	240	0.42	0.06	0.00	0.00
PD838-LM18E1-845-54SYM	LM18E1	15.00	0.33	64	2.05	0.16	0.00	0.00
PD838-LM18E1-845-54NYM	LM18E1	19.00	0.47	377	1.34	0.42	0.01	0.04

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS-CSTC Standards Technical Services (Tianjin) Co., Ltd., Tianjin, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2m to more than 1.0m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43 101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.